UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: The Chartwell Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1205 Westlakes Drive, Suite 100
Berwyn, Pennsylvania 19312

Telephone Number (including area code): (610) 296-1400

Name and address of agent for service of process:

Timothy J. Riddle
Chartwell Investment Partners, LLC
1205 Westlakes Drive, Suite 100
Berwyn, Pennsylvania 19312

With copies of Notices and Communications to:

Alan R. Gedrich, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X] NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Berwyn and the Commonwealth of Pennsylvania on the 28th day of March, 2017.

The Chartwell Funds (REGISTRANT)

/s/ Timothy J. Riddle
Name:	Timothy J. Riddle
Title:	President, Chief Executive Officer

Attest:

/s/ Neil Walker
Name:	Neil Walker
Title:	Chief Financial Officer, Treasurer and Secretary